UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Schedule 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

ACCUREXA INC.

(Exact name of registrant as specified in its corporate charter)

Marshall Islands
(State or other jurisdiction of Incorporation or Organization)

000-54907		47-2999657
(Commission File Number)		(IRS Employer Identification No.)

Trust Company Complex

Ajeltake Road

Majuro, Marshall Islands MH 96960

(Address of Principal Executive Offices and Zip Code)

(929) 314-3718

 (Registrant’s telephone number, including area code)

Date

May 16, 2017

ACCUREXA INC.

INFORMATION STATEMENT

(Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being mailed on or about May 16, 2017, to holders of record at the close of business on May 16, 2017 (the “Record Date”), of shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of ACCUREXA INC., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), in connection with the change of control of and composition of the Board of Directors of the Company (the “Board”).

The change of control is the result of the issuance of 10,000,000 shares of Common Stock of the Company to Medisun Holdings Limited, a Hong Kong entity (“Medisun”), representing approximately 51.6% of the issued and outstanding shares of Common Stock of the Company as of such date. The Company issued the foregoing shares to Medisun pursuant to a License Agreement between the Company and Medisun dated April 18, 2017, (the “Closing Date”), whereby Medisun granted Company a non-exclusive license to use its NK cell technology (and clinical network facilities in Greater China) for ten years.  The transactions described herein are more fully described in a certain Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2017 as amended.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s security-holders.

No action is required by the Company’s stockholders in connection with this Information Statement.  Section 14(f) of the Exchange Act and Rule 14f-1 require the Company mail to its stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). This Information Statement will be mailed to the Company’s stockholders of record on or about May 16, 2017.

CHANGE OF CONTROL

You are not required to vote on either the change of control or the addition of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of Common Stock entitled to vote.  In this case, the Company’s current directors appointed the new directors to the Board.  Therefore, no vote of stockholders of the Company is required to effectuate the appointment of the new directors.

On or about April 18, 2017 (the “Closing Date”), the Company issued to Medisun Holdings Limited 10,000,000 shares of its Common Stock, representing approximately 51.7% of the issued and outstanding shares of Common Stock of the Company as of such date.

In addition, on the Closing Date, Bryan Lee, Stefan Moll, and Oliver Jackson resigned their positions as executive officers and directors of the Company, effective immediately. The Company’s Board of Directors appointed Ms. Sophia Yaqi Sun as President, Chief Executive Officer, and Chief Financial Officer.  In addition, Lee, Moll, and Jackson resigned as members of the Board of Directors, which shall become effective on the 10th day following the mailing of this information statement to the stockholders of the Company (the “Effective Date”).  On the Closing date, the Board appointed Ms. Sophia Yaqi Sun and Ms. Lisha Huang as directors, effective immediately.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

To the best of the Company’s knowledge, except as set forth below, the incoming directors have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  The names of the Company’s incoming officers and directors as of the Record Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Sophia Yaqi Sun	35	President, Chief Executive Officer, Chief Financial Officer, Director
Lisha Huang	57	Director

Ms. Sun (age 35) has been appointed the President, Chief Executive Officer, Chief Financial Officer and Director of the Company.  Ms. Sun is the Senior Vice President of Medisun Holdings Limited (“Medisun”, together with its subsidiaries and its affiliated companies, collectively, the “Medisun Group”), and the Vice President of National Investments Fund Limited (“NIF”).  The Medisun Group is a group of companies principally engaged in medical and healthcare related businesses, and is committed to stem cell regenerative and precision medicine industry investments and the commercialization of regenerative and precision medicine technologies.  NIF is a company incorporated in the Cayman Islands, the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited.  Prior to joining Medisun and NIF, Ms. Sun has worked for Ernst & Young LLP in Beijing and San Francisco, leading audit teams in financial auditing, bad debt evaluation, merger acquisition due diligence for commercial banks.  Ms. Sun attaind her Bachelor’s degree at University of International Business and Economics in the People’s Republic of China, and her Master of Business Administration degree at the University of Illinois.

Ms. Huang (age 57) has been appointed as a Director of the Company.  Ms. Huang has been a Director of Medisun Holdings Limited and Medisun Group companies since 2014. Prior to that time, Ms. Huang was an Executive Director of New Sakai Hong Kong Limited, a company incorporated in Hong Kong.

Involvement in Certain Legal Proceedings.

To the best knowledge of the Company, no officer, director or 5% or greater shareholder of the Company has, during the last five years: (i) been convicted in or is currently subject to a pending a criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Board Committees

We have not established any committees, such as an Audit Committee, a Compensation Committee or a Nominating Committee, or any committee performing a similar function. The functions of those committees are being undertaken by the Board as a whole.

Director Independence

The Board does not believe that any of the members of the Board, whether prior or subsequent to the Effective Date, qualify as independent under the rules of any of the national securities exchanges.

DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock.

Common Stock

Our articles of incorporation authorize us to issue up to 20,000,000 shares of common stock, $0.0001 par value.  There are currently 19,398,954 shares of Common Stock issued and outstanding as of May 16, 2017.  Our Board and shareholders have approved amending our articles of incorporation to increase the authorized number of Common Stock to 100,000,000.

Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of assets legally available therefor. Shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to a pro rata share of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on an as converted basis on all matters submitted to a vote of stockholders, including the election of directors.

Preferred Stock

Our charter authorizes us to issue up to 2,000,000 shares of Preferred Stock, par value $0.0001. As of May 16, 2017, there were 1,625 shares of Preferred Stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our voting stock as of May 16, 2017 (i) by each stockholder who has reported or is known by us to have beneficial ownership of more than five percent of our Common Stock; (ii) by each of our current directors and executive officers; and (iii) by all of our current directors and executive officers as a group. As of May 16, 2017, there are 19,398,954 shares of Common Stock issued and outstanding.

Name and address	Number of shares owned	Per cent of Class (2)
Sophia Ya Qi Sun (1)	-	0%
Lisha Huang (1)	-	0%
William Callahan (1)	52,000	0.3%
Medisun Holdings Limited(3)	10,000,000	51.6%
Abazu Ltd.	2,667,000	13.8%
Accelerating Combination Therapies LLC	1,000,000	5.2%
All officers and directors as a group (3 persons)	52,000	0.3%

(1) Each person named is an executive officer or a director. The address of each such beneficial owner is c/o Trust Company Complex, Ajeltake Road, Majuro, Marshall Islands MH96960.

(2) Applicable percentage ownership is based on 19,398,954 shares of our common stock outstanding as of May 16, 2017. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

(3) Ms. Lisha Huang, a director of the Company, is also a director of Medisun Holdings Limited, which has its address at 25/F, OCTA Tower, 8 Lam Chak Street, Kowloon Bay, Kowloon, Hong Kong.

LEGAL PROCEEDINGS

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

COMPENSATION OF DIRECTORS

The Company has not paid any compensation to its Board of Directors.  The Board, at its sole discretion, may vote to provide members of the Board either cash or equity consideration for their services.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the Republic of the Marshall Islands require approval of the transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCUREXA INC.
Date: May 17, 2017	By:	/s/ Sophia Yaqi Sun
Sophia Yaqi Sun
President and Chief Executive Officer

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